INSIDER TRADING POLICY

This Policy applies to NVIDIA employees, board members, contractors and consultants. If you use a third party to trade on your behalf, you are responsible for ensuring they adhere to this Policy in any activity they perform for you.
Any trading activity by persons in your household, family members, or anyone subject to your influence may create an appearance of misconduct, exposing you and NVIDIA to significant legal risk.
Policy Statement | Responsibilities
“MNPI” is material, non-public information. Information is material if it would influence a reasonable investor to trade or would significantly alter the total mix of publicly available information. Information is non-public if it has not yet been broadly released to the public by way of a press release, conference call, public filing, or similar means of public dissemination.
While most NVIDIA employees work with company confidential information, only a small subset of non-public information rises to the level of MNPI. Examples of material information could include: financial results; significant mergers or acquisitions; major contracts; significant information regarding NVIDIA’s products and services; significant information about competition, customers, or market demand; major cybersecurity breaches, data protection or privacy incidents; key personnel changes; significant litigation; or material regulatory activity.
BLANKET PROHIBITIONS
Federal and state insider trading laws prohibit transacting in securities of any company when in possession of MNPI relevant to that company.
Federal and state laws also prohibit “tipping” or disclosing MNPI to third parties who then transact on that information—the tipper can be legally liable even if they do not benefit financially from any transaction.
The following additional activities also are restricted at all times, regardless of whether you have MNPI or whether NVIDIA’s trading window (if applicable to you) is open:
•Trading in NVIDIA Derivatives. You may not trade in derivatives of NVIDIA securities, including call and put options.
•Hedging or Shorting NVIDIA. You may not engage in any form of hedging involving NVIDIA securities, including equity swaps, prepaid forward sale contracts, collars, straddles, or similar instruments. You may not short NVIDIA securities.
•Purchasing or Holding NVIDIA on Margin. You may not purchase NVIDIA securities on margin or hold them in a margin account.
•Pledging NVIDIA Securities. You may not pledge NVIDIA securities as collateral for a loan.
•Providing Information to the Press or Financial Community. Unless you are expressly authorized and are performing your job duties for NVIDIA, you may not provide information to the press or the financial community regarding NVIDIA, competition, customers, market demand, or any other information that could be deemed relevant by stockholders, financial analysts, broker-dealers, or investment research firms.
ADDITIONAL RESTRICTIONS APPLICABLE TO “DESIGNATED INDIVIDUALS” ONLY
Designated Individuals’ work involves access to financial information that may be material. Check whether you are a Designated Individual using the DI Trading Restriction Status Tracker. If you are a Designated Individual, you may not trade in or gift NVIDIA securities during the quarterly closed trading window, which starts five weeks prior to the end of the fiscal quarter and generally reopens on the 2nd trading day after the quarter’s earnings results are announced, other than pursuant to a 10b5-1 trading plan (as described below), regardless of whether you have MNPI.
Policy Name: Insider Trading Policy    Application: Global
Policy Owner: Legal             Last Updated: 31 OCT 2025; Effective: 22 SEP 2021

INSIDER TRADING POLICY

SPECIAL RESTRICTIONS
Even if you are not a Designated Individual, NVIDIA may impose a special trading restriction on those who become aware of non-public information that raises a risk of insider trading. You will be notified by Legal if you become subject to a special trading restriction. If so, you may not trade in NVIDIA securities until you are notified that the special restriction has ended.
EXCEPTIONS
The prohibited activities above do not apply to:
•10b5-1 Trades. Trades pursuant to a 10b5-1 plan already in effect may execute even while you possess MNPI and/or during an applicable closed trading window. See NVIDIA’s Rule 10b5-1 Trading Plan Guidelines for applicable requirements.
•Restricted Stock Unit (RSU) Vests and Employee Stock Purchase Plan (ESPP). The automatic deduction of shares by NVIDIA to satisfy tax withholding liabilities at RSU vest, and your election to participate in the NVIDIA ESPP and purchase ESPP shares, may occur even while you possess MNPI and/or during an applicable closed trading window.
•Exchange Funds. Investments in exchange funds using NVIDIA stock may be permitted on a case-by-case basis if the fund is broadly diversified. Contact Corporate Legal in advance to review and approve your participation.
•Mutual Funds and Exchange-Traded Products. Trading in single-stock exchange-traded products (such as ETFs) for any company’s securities is treated as trading in that company’s securities. However, you may trade in mutual funds that invest in, or non-single stock exchange-traded products that contain, NVIDIA stock.
•Gifts. You may gift NVIDIA shares while you possess MNPI and/or during an applicable closed trading window if: (1) the gift is for estate planning purposes (such as to family members or a trust you control), (2) you retain beneficial ownership of the shares, (3) the gift recipient complies with this Policy, and (4) you do not have reason to believe that the gift recipient intends to sell the shares while you possess MNPI and/or during an applicable closed trading window.
PRECLEARANCE
Section 16 directors and officers must obtain from Corporate Legal preclearance of any transaction in NVIDIA’s stock.
COMPLIANCE | VIOLATIONS and CONSEQUENCES
The consequences of violating insider trading laws are severe and could include fines and imprisonment. Additionally, a violation of this Policy may result in discipline, up to and including termination of employment or engagement with NVIDIA.
Speak Up | Reporting Concerns
If you are aware of a potential violation of this Policy, report it to Corporate Legal. You may submit a report anonymously by using NVIDIA’s Speak Up system through EthicsPoint at *-***-***-**** (U.S.) or online. NVIDIA will take appropriate measures to maintain confidentiality and will not retaliate against anyone who reports a good faith concern or cooperates with an investigation.
Questions
If you have questions about this Policy, contact Corporate Legal for guidance before proceeding with any trades or communicating potential MNPI to others.
Policy Name: Insider Trading Policy    Application: Global
Policy Owner: Legal             Last Updated: 31 OCT 2025; Effective: 22 SEP 2021